LKCM FUNDS
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
April 26, 2011

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	LKCM Funds (the “Trust”) File Nos.: 033-75116 and 811-08352

Dear Mr. Eskildsen:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC, on March 15, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 32 to its Registration Statement on Form N-1A.  PEA No. 32 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on February 11, 2011 for the purpose of adding one new series: the LKCM Small-Mid Cap Equity Fund (the “Fund”).

The Trust will file PEA No. 33 to its Registration Statement under Rule 485(b) of the 1933 Act. The purpose of that filing will be to add certain financial information, update any missing information, incorporate the Staff’s comments regarding PEA No. 32 and file updated exhibits to the Registration Statement for all of the Trust’s series.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

2.
The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Comments to the Summary Sections in the Prospectuses for each Class of the Fund:

1.	In the “Fees and Expenses Table,” please include a separate line item reflecting the amount of the contractual fee waiver.

The Trust responds by making the requested change.

Comments to the Statutory Prospectuses for each Class of the Fund:

2.
In the last sentence of the last paragraph of the section entitled “Additional Information Regarding the Investment Objective and Principal Strategies of the Fund,” please include disclosure regarding the notice period, if any, given to shareholders upon a change in the Fund’s investment objective by action of the Board of Trustees.

The Trust responds by confirming that the Fund will provide the 60 day notice required by Rule 35d-1 under the Investment Company Act of 1940 when the Rule is applicable to a change in the Fund’s investment policies.  In addition, the Fund expects to provide shareholders with reasonable advance notice of material changes to the Fund’s non-fundamental investment objective or material investment policies.  However, we note that Form N-1A does not require the Fund to specify in its Registration Statement a notice period for changes to the Fund’s non-fundamental investment objective or other material policies and therefore, we respectfully disagree with the proposed revision.

3.
In the section entitled “Additional Information Regarding the Principal Risks of Investing in the Fund,” portfolio turnover is presented as one of the principal risks of the Fund.  As such, please add language discussing active trading to the section entitled “Summary Section – Principal Investment Strategies.” Alternatively, if portfolio turnover risk is not a principal risk of the Fund then please delete this risk factor.

The Trust responds by deleting the portfolio turnover risk factor for the Fund.

4.
In the section entitled “Management,” please provide a statement that a discussion regarding the basis for the Board of Trustees’ approval of the Fund’s advisory agreement will be available in the corresponding report to shareholders.

The Trust responds by making the requested change.

5.	On the back cover page of the Prospectuses please update the last four digits of the zip code for the Public Reference Section of the Securities and Exchange Commission to 20549-1520.

The Trust responds by making the requested change.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Francine Rosenberger of K&L Gates LLP at 202-778-9187 or Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

LKCM Funds

/s/ Jacob D. Smith
Jacob D. Smith
Chief Financial Officer

cc:           Francine Rosenberger, K&L Gates LLP
Edward Paz, U.S. Bancorp Fund Services, LLC